Exhibit 34.1.4.2

[Letterhead of ERNST and YOUNG LLP]

Report of Independent Registered Public Accounting Firm

We have examined managements’ assertion, included in the accompanying Report on Assessment of Compliance with Securities and Exchange Commission’s Regulation AB Servicing Criteria, that ZC Real Estate Tax Solutions Limited. (the Company) complied with certain servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB for the ZC Tax Source (ZCTS) Real Estate Outsourcing Platform (Platform) as of and for the year ended December 31, 2006. The Company has determined that only certain servicing criteria 1122(d)1(iv), 1122 (d) 2(vi), 1122(d)4(xi), 1122(d)4(xii) and 1122(d)4(xiii) are applicable to the activities performed by them with respect to the Platform covered by this report. The Company has determined that the remaining servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB are not applicable to the activities performed by them with respect to the Platform covered by this report. See Appendix A of management’s assertion for the Platform covered by this report. Management is responsible for the Company’s compliance with those servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the servicing activities related to the Platform, and determining whether the Company performed those selected the activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the Platform. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that the Company complied with the aforementioned servicing criteria as of and for the year ended December 31, 2006 for the ZCTS Platform is fairly stated, in all material respects.

/s/ Ernst & Young LLP

March 1, 2007

[Letterhead of ZC STERLING ZC Real Estate Tax Solutions Limited]

Report on Assessment of Compliance with Securities and Exchange Commission’s Regulation AB Servicing Criteria

For the calendar year ending December 31, 2006, or portion thereof (the “Period”), ZC Real Estate Tax Solutions Limited (“ZCRETS”) has been a subcontractor for Servicers identified in Appendix A.

The undersigned are Senior Vice Presidents of ZCRETS, have sufficient authority to make the statements contained in this Assertion and are responsible for assessing compliance with the servicing criteria applicable to ZCRETS. ZCRETS has used the servicing criteria communicated to ZCRETS by the Servicer to assess compliance with the applicable servicing criteria. Accordingly, servicing criteria 1122(d)1(iv), 1122(d)2(vi), 1122(d)4(xi), 1122(d)4(xii) and 1122(d)4(xiii) are applicable to the activities performed by ZCRETS with respect to the Platform covered by this report. The remaining servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB are not applicable to the activities performed by ZCRETS with respect to the Platform covered by this report. As a subcontractor for Servicers, ZCRETS has determined that it complied in all material respects with the servicing criteria listed below. ZCRETS engaged Ernst & Young, LLP (“E&Y”), a registered public accounting firm, to review ZCRETS’ assessment, and E&Y has issued an attestation report on ZCRETS’ assessment of compliance with the applicable servicing criteria for the Period.

1.            ZCRETS maintained a fidelity bond and errors omissions policy in effect on ZCRETS throughout the reporting period in the amount of coverage required by the transaction agreements between the Servicer and ZCRETS (1122(d)(1)(iv)).

2.            To the extent ZCRETS prints checks for Servicer or otherwise has Servicer’s checks or check stock, unissued checks are safeguarded so as to prevent unauthorized access (1122(d)(2)(vi)).

3.            Payments made on behalf of Servicer’s obligor for real estate taxes are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the Servicer at least thirty (30) calendar days prior to these dates, or such other number of days specified in the transaction agreements between Servicer and ZCRETS (1122(d)(4)(xi)).

4.            Any late payment penalties in connection with any payment for real estate taxes made on behalf of Servicers obligor are paid from the Servicer’s funds or ZCRETS’ funds and not charged to Servicer’s obligor, unless the late payment was due to the obligor’s error or omission (1122(d)(4)(xii)).

5.            File(s) provided to Servicer from which Servicer may make disbursements made on behalf of Servicer’s obligor are provided to Servicer on an accurate and timely basis and the information thereon is subject to such controls as are specified in the transaction agreements between Servicer and ZCRETS (1122(d)(4)(xiii)),

Sincerely,

ZC Real Estate Tax Solutions Limited

By: _/s/ Mike Koepke_________________

Mike Koepke

Title: Senior Vice President and Tax Product Line Executive

Date: March 1, 2007

By: _/s/ James P. Novak___________________

James P. Novak

Title: Senior Vice President & General Counsel

Date: March 1, 2007

Appendix A

The following is a list of Clients serviced on ZC Tax Source (ZCTS) Real Estate Tax Outsourcing Platform (Platform) to which the criteria mentioned within the Assertion applies:

1.	HomeEq Servicing Corporation
2.	HomeBanc Mortgage Corporation
3.	Wendover Financial Services Corporation a subsidiary of Electronic Data Services Corporation